Filed Pursuant to Rule 253(g)(2)

File No.  024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 36 DATED NOVEMBER 30, 2018

TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update our asset acquisitions; and
•	Update the calculation of the asset management fee.

Asset Acquisitions

The following information supplements the section of the Offering Circular captioned “Plan of Operation”:

Acquisition of Portland Office — Portland, OR

Acquisition of Portland Office — Portland, OR

On November 27, 2018, we acquired a $3,950,000 senior mortgage loan (the “Senior Loan”) in connection with the acquisition of a 20,000 square-foot Class C office building located in Portland, Oregon (the “Property”).

We acquired the Senior Loan from Realty Mogul Commercial Capital, Co. for a purchase price of $3,950,000.  The Senior Loan is interest only with a floating interest rate of one-month LIBOR plus 650 basis points, and has an initial term of 36 months, with one six-month extension option.  The Property was acquired for a purchase price of $4,250,000 ($212/SF).

The Property is a 4-story 20,000 square-foot office building featuring masonry construction and a vintage brick exterior. At closing, the Property was 100% owner-occupied by the seller. The borrower has executed a 10-year lease for the entire building with American Medical Concepts ("AMC"), a medical device company located in nearby Wilsonville, Oregon. AMC will retain its Wilsonville office, and the new facility will serve as a central office for its sales reps as the company expands.

The business plan is to (i) acquire the Property and execute a light capital improvement plan to prepare AMC’s space for occupancy, (ii) deliver the space to AMC per the lease agreement, and (iii) refinance the Senior Loan in order to hold the Property long-term for cash flow.

The Property is located in the heart of the Pearl District in Portland, Oregon, within the immediate area of numerous restaurants, hotels, apartments, office, and shopping buildings.  Per CoStar, the median household income within a three-mile radius around the property is $70,050.  Further, estimated population growth for the next five years is 8.60% within a one-mile radius.

The real estate company of this transaction is led by a well-known Portland native with over 28 years of real estate development experience and investment throughout the Pacific Northwest. He specializes in urban development projects and has built or developed over $500 million of apartments and various commercial properties in the Portland market.

Asset Management Fee

The following information supersedes and replaces the first sentence of the first paragraph in section of the Offering Circular captioned “Questions and Answers About This Offering — Questions about Expenses — What fees will you pay to the Manager or any of its affiliates?”:

We will pay our Manager a monthly asset management fee at an annualized rate of 1.00% payable in arrears, which will be based on the average investment value of the assets. For purposes of this fee, “average investment value” means, for any period, the average of the aggregate book value of all of our assets, before reserves for depreciation, amortization, bad debts, or other similar non- cash reserves.

The following information supersedes and replaces the information located in the sections of the Offering Circular captioned “Offering Summary—Management Compensation—Asset Management Fee” and “Management Compensation—Asset Management Fee”:

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Asset Management Fee —Manager

Monthly asset management fee equal to an annualized rate of 1.00% payable in arrears, which will be based on the average investment value of the assets. For purposes of this fee, “average investment value” means, for any period, the average of the aggregate book value of all of our assets, before reserves for depreciation, amortization, bad debts, or other similar non- cash reserves.

Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ) and the results of our operations.

Since we intend to use leverage only on certain assets, the actual fee may vary depending on the concentration of assets in our portfolio.